FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period June 16, 2006

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Nasce  SANPAOLO BANCA DELL’ADRIATICO,
the Group’s reference point for the Adriatic.

Turin, June 16, 2006 — SANPAOLO IMI today signed the agreement for the completion of the reorganization of the Adriatic business distribution network. This envisages the incorporation of Banca Popolare dell’Adriatico into the Parent Bank and the conferral to SANPAOLO BANCA DELL’ADRIATICO, the Group’s new commercial bank, wholly controlled by Sanpaolo Imi, with banking branches in the Marche, Abruzzo and Molise.

The merger of Banca Popolare dell’Adriatico into Sanpaolo IMI, approved by the Board of Directors of the Parent Bank on May 16, will have legal effect from June 17. The conferral by Sanpaolo Imi to SANPAOLO BANCA DELL’ADRIATICO of the business, which will have 199 branches (69 Sanpaolo and 130 Banca Popolare dell’Adriatico), will take effect from June 18.

SANPAOLO BANCA DELL’ADRIATICO, with registered office in Pesaro, obtained authorization from Banca d’Italia at the beginning of June to carry on banking and investment services activities. The conferral of the business, also specifically authorized, will be equal to the accounting value. There will be an increase in capital of Euro 248,000,000 (from Euro 6,300,000 to Euro 254,300,000) through the issue of 248,000,000 ordinary shares of unit nominal value of Euro 1, with a total premium of Euro 138,000,000. KPMG has been mandated to provide the estimates, pursuant to Article 2343 of the Italian Civil Code.

Following the transaction, the new bank will have 199 branches, approximately 1,700 employees and 240,000 customers.

The reorganization is in the context of the “Banca Nazionale dei Territori” (National/Local) model, which envisages the identification  of a single reference brand in each area, so as to strengthen the relationship between the individual branch networks of their regions.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: June 16, 2006